
333-8752


06043672

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)


SEC MAIL
PROCESSING
RECEIVED
AUG 01 2006
WASH, D.C.
190
SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

1041736

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended June 30, 2006. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Data per share
- Ratios
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Notes to the consolidated financial statements

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 30 DE JUNIO DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	137,298,910	100	130,067,559	100
s02	ACTIVO CIRCULANTE	24,235,871	18	23,673,657	18
s03	EFECTIVO E INVERSIONES TEMPORALES	8,680,299	6	10,757,691	8
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	5,817,006	4	5,760,091	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,364,676	2	1,044,078	1
s06	INVENTARIOS	7,131,261	5	5,889,881	5
s07	OTROS ACTIVOS CIRCULANTES	242,629	0	221,916	0
s08	ACTIVO A LARGO PLAZO	1,175,559	1	1,224,124	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	379,395	0	445,946	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	796,164	1	778,178	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	50.376.011	37	48.106.807	37
s13	INMUEBLES	6,098,690	4	5,849,849	4
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	81,265,989	59	74,601,377	57
s15	OTROS EQUIPOS	0	0	0	0
s16	DEPRECIACION ACUMULADA	38,944,049	28	34,124,401	26
s17	CONSTRUCCIONES EN PROCESO	1,955,381	1	1,779,982	1
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	52,904,527	39	48,782,026	38
s19	OTROS ACTIVOS	8.606.942	6	8.280.945	6
s20	PASIVO TOTAL	67,168,609	100	66,161,946	100
s21	PASIVO CIRCULANTE	26,125,414	39	18,515,052	28
s22	PROVEEDORES	9,460,758	14	7,886,179	12
s23	CREDITOS BANCARIOS	5,685,126	8	1,418,424	2
s24	CREDITOS BURSATILES	3,319,230	5	2,668,564	4
s25	IMPUESTOS POR PAGAR	2,359,935	4	1,715,730	3
s26	OTROS PASIVOS CIRCULANTES	5,300,365	8	4,826,155	7
s27	PASIVO A LARGO PLAZO	27,841,719	41	38,166,346	58
s28	CREDITOS BANCARIOS	20,091,719	30	26,638,881	40
s29	CREDITOS BURSATILES	7,750,000	12	11,527,465	17
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	13,201,476	20	9,480,548	14
s33	CAPITAL CONTABLE	70,130,301	100	63,905,613	100
s34	CAPITAL CONTABLE MINORITARIO	18,916,016	27	18,385,220	29
s35	CAPITAL CONTABLE MAYORITARIO	51,214,285	73	45,520,393	71
s36	CAPITAL CONTRIBUIDO	25,725,545	37	25,725,545	40
s79	CAPITAL SOCIAL PAGADO	4,985,542	7	4,985,542	8
s39	PRIMA EN VENTA DE ACCIONES	20,740,003	30	20,740,003	32
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	25,488,740	36	19,794,848	31
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	32,884,036	47	27,629,619	43
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,395,296)	(11)	(7,834,771)	(12)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	8,680,299	100	10,757,691	100
s46	EFECTIVO	2,302,722	27	2,459,075	23
s47	INVERSIONES TEMPORALES	6,377,577	73	8,298,616	77
s07	OTROS ACTIVOS CIRCULANTES	242,629	100	221,916	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	242,629	100	221,916	100
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	52,904,527	100	48,782,026	100
s48	GASTOS AMORTIZABLES (NETO)	1,122,208	2	1,155,751	2
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	51,782,319	98	47,626,275	98
s19	OTROS ACTIVOS	8,606,942	100	8,280,945	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	512,714	6	241,851	3
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	55,006	1	0	0
s50	IMPUESTOS DIFERIDOS	1,364,556	16	1,592,335	19
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	6,674,666	78	6,446,759	78
s21	PASIVO CIRCULANTE	26,125,414	100	18,515,052	100
s52	PASIVOS EN MONEDA EXTRANJERA	11,175,274	43	6,090,220	33
s53	PASIVOS EN MONEDA NACIONAL	14,950,140	57	12,424,832	67
s26	OTROS PASIVOS CIRCULANTES	5,300,365	100	4,826,155	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	649,598	12	644,570	13
s89	INTERESES POR PAGAR	374,495	7	359,430	7
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	4,276,272	81	3,822,155	79
s27	PASIVO A LARGO PLAZO	27,841,719	100	38,166,346	100
s59	PASIVO EN MONEDA EXTRANJERA	6,072,143	22	11,692,281	31
s60	PASIVO EN MONEDA NACIONAL	21,769,576	78	26,474,065	69
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	13,201,476	100	9,480,548	100
s66	IMPUESTOS DIFERIDOS	3,657,136	28	3,952,567	42
s91	PASIVOS LABORALES	2,596,955	20	2,139,580	23
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	6,947,385	53	3,388,401	36
s79	CAPITAL SOCIAL PAGADO	4,985,542	100	4,985,542	100
s37	NOMINAL	2,981,612	60	2,981,612	60
s38	ACTUALIZACION	2,003,930	40	2,003,930	40

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	32,884,036	100	27,629,619	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	3,000,000	9	3,000,000	11
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	26,930,962	82	22,373,075	81
s45	RESULTADO DEL EJERCICIO	2,953,074	9	2,256,544	8
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(7,395,296)	100	(7,834,771)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,313,700)	85	(7,089,004)	90
s96	EFECTO ACUMULADO POR CONVERSION	(946,701)	13	(537,075)	7
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	(321,383)	4	(118,440)	2
s98	RESULTADO POR IMPUESTOS DIFERIDOS	318,225	(4)	(48,122)	1
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(131,737)	2	(42,130)	1
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	26,754	99
s63	OTROS CREDITOS CON COSTO DE (S32)	62,913	0
s72	CAPITAL DE TRABAJO	(1,889,543)	5,158,605
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	2,596,955	2,139,580
s74	NUMERO DE FUNCIONARIOS (*)	1,114	1,026
s75	NUMERO DE EMPLEADOS (*)	47,813	47,150
s76	NUMERO DE OBREROS (*)	43,741	41,181
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,963,710,450	5,963,710,450
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	44,299	105,459
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	59,543,350	100	52,179,527	100
r02	COSTO DE VENTAS	31,929,559	54	27,846,030	53
r03	RESULTADO BRUTO	27,613,791	46	24,333,497	47
r04	GASTOS DE OPERACION	19,485,167	33	17,016,454	33
r05	RESULTADO DE OPERACION	8,128,624	14	7,317,043	14
r06	COSTO INTEGRAL DE FINANCIAMIENTO	1,934,025	3	1,405,550	3
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	6,194,599	10	5,911,493	11
r08	OTROS GASTOS Y PRODUCTOS (NETO)	384,855	1	343,373	1
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	5,809,744	10	5,568,120	11
r10	PROVISIONES PARA IMPUESTOS Y PTU	1,973,590	3	2,237,053	4
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	3,836,154	6	3,331,067	6
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	42,266	0	35,674	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	3,878,420	7	3,366,741	6
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	3,878,420	7	3,366,741	6
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	(46,903)	0
r18	RESULTADO NETO	3,878,420	7	3,413,644	7
r19	RESULTADO NETO MINORITARIO	925,346	2	1,157,100	2
r20	RESULTADO NETO MAYORITARIO	2,953,074	5	2,256,544	4

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	59,543,350	100	52,179,527	100
r21	NACIONALES	43,021,632	72	38,977,180	75
r22	EXTRANJERAS	16,521,718	28	13,202,347	25
r23	CONVERSION EN DOLARES (***)	1,449,617	2	1,158,375	2
r06	COSTO INTEGRAL DE FINANCIAMIENTO	1,934,025	100	1,405,550	100
r24	INTERESES PAGADOS	1,997,706	103	2,159,308	154
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	58,951	3	(22,384)	(2)
r26	INTERESES GANADOS	345,010	18	294,664	21
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	436,828	23	(139,241)	(10)
r28	RESULTADO POR POSICION MONETARIA	(214,450)	(11)	(297,469)	(21)
r10	PROVISIONES PARA IMPUESTOS Y PTU	1,973,590	100	2,237,053	100
r32	I.S.R. - IMPAC CAUSADO	1,752,933	89	2,151,232	96
r33	I.S.R. - IMPAC DIFERIDO	(56,098)	(3)	(154,880)	(7)
r34	P.T.U. CAUSADA	276,755	14	240,701	11
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	59,321,479	51,892,866
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	115,466,676	103,642,690
r39	RESULTADO DE OPERACIÓN (**)	16,727,210	15,125,556
r40	RESULTADO NETO MAYORITARIO (**)	6,238,610	5,816,663
r41	RESULTADO NETO (**)	8,774,453	8,700,405
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	3,816,373	3,485,499

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	31,869,645	100	28,152,456	100
rt02	COSTO DE VENTAS	16,910,291	53	14,767,483	52
rt03	RESULTADO BRUTO	14,959,354	47	13,384,973	48
rt04	GASTOS DE OPERACION	10,113,776	32	8,942,044	32
rt05	RESULTADO DE OPERACION	4,845,578	15	4,442,929	16
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	1,176,562	4	750,935	3
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	3,669,016	12	3,691,994	13
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	383,970	1	148,735	1
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	3,285,046	10	3,543,259	13
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,100,199	3	1,312,506	5
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	2,184,847	7	2,230,753	8
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	34,830	0	18,418	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	2,219,677	7	2,249,171	8
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	2,219,677	7	2,249,171	8
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	2,219,677	7	2,249,171	8
rt19	RESULTADO NETO MINORITARIO	399,475	1	752,921	3
rt20	RESULTADO NETO MAYORITARIO	1,820,202	6	1,496,250	5

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	31,869,645	100	28,152,456	100
rt21	NACIONALES	22,541,164	71	21,339,131	76
rt22	EXTRANJERAS	9,328,481	29	6,813,325	24
rt23	CONVERSION EN DOLARES (***)	818,482	3	597,802	2
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	1,176,562	100	750,935	100
rt24	INTERESES PAGADOS	1,021,448	87	1,091,996	145
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	28,105	2	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	(22,643)	(3)
rt26	INTERESES GANADOS	184,074	16	171,589	23
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	294,145	25	(169,421)	(23)
rt28	RESULTADO POR POSICION MONETARIA	16,938	1	22,592	3
rt10	PROVISIONES PARA IMPUESTOS Y PTU	1,100,199	100	1,312,506	100
rt32	I.S.R. - IMPAC CAUSADO	1,142,371	104	1,342,314	102
rt33	I.S.R. - IMPAC DIFERIDO	(206,539)	(19)	(157,291)	(12)
rt34	P.T.U. CAUSADA	164,367	15	127,483	10
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	1,969,634	1,825,635

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 2 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 30 DE JUNIO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	3,878,420	3,413,644
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	3,845,653	3,266,316
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	7,724,073	6,679,960
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(1,419,405)	(2,108,227)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	6,304,668	4,571,733
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	227,168	2,226,420
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,360,045)	(684,564)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,132,877)	1,541,856
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(4,834,593)	(2,699,586)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	337,198	3,414,003
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	8,343,101	7,343,688
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	8,680,299	10,757,691

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	3,845,653	3,266,316
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,682,793	1,589,174
c41	+ (-) OTRAS PARTIDAS	2,162,860	1,677,142
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(1,419,405)	(2,108,227)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	717,722	(57,985)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(480,725)	(103,336)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(607,077)	(463,993)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(577,046)	(378,503)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(472,279)	(1,104,410)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	227,168	2,226,420
c23	+ FINANCIAMIENTOS BANCARIOS	1,436,156	(5,707,195)
c24	+ FINANCIAMIENTOS BURSATILES	(11,564)	618,576
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	(928,726)	7,656,857
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(268,698)	(341,818)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,360,045)	(684,564)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	343,146
c31	(-) DIVIDENDOS PAGADOS	(1,360,045)	(1,027,710)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(4,834,593)	(2,699,586)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	78,427	(114,356)
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(2,071,780)	(1,236,296)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(2,841,240)	(1,348,934)

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	0.93		$	0.96	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.17		$	1.19	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	0.93		$	0.96	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	8.59		$	7.63	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.16		$	0.11	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.22	veces		1.83	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		20.43	veces		14.60	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		16.34	veces		11.68	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	6.51	%	6.54	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	12.18	%	12.77	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	6.39	%	6.68	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	17.75	%	10.99	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	5.52	%	8.71	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.84	veces	0.79	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.29	veces	2.15	veces
p08	ROTACION DE INVENTARIOS(**)	8.65	veces	9.35	veces
p09	DIAS DE VENTAS POR COBRAR	15.29	dias	17.27	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.48	%	11.08	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	48.92	%	50.86	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.95	veces	1.03	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	25.67	%	26.87	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	55.26	%	79.33	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	4.06	veces	3.38	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.71	veces	1.56	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.92	veces	1.27	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.65	veces	0.96	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.36	veces	0.35	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	33.22	%	58.10	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.97	%	12.80	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.38)	%	(4.04)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.15	veces	2.11	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(20.05)	%	144.39	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	120.05	%	(44.39)	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	42.85	%	45.79	%

(**) INFORMACION ULTIMOS DOCE MESES

FEMSA Reporta Sólido Crecimiento
en el Segundo Trimestre del 2006

Monterrey, México, 28 de julio del 2006 Fomento Económico Mexicano, S.A. de C.V. (FEMSA) anuncia hoy sus resultados operativos y financieros para el segundo trimestre y primer semestre del 2006.

Datos Sobresalientes del Segundo Trimestre 2006

FEMSA

Los ingresos totales aumentaron 13%, ascendiendo a 31,869 millones de pesos.

La utilidad de operación se incrementó 9%, ascendiendo a 4,846 millones de pesos. Todas las unidades operativas contribuyeron a este crecimiento.

La utilidad neta mayoritaria se incrementó 22%, ascendiendo a 1,820 millones de pesos.

Unidades de Negocio

FEMSA Cerveza (excluyendo Kaiser) incrementó 10% sus ingresos totales y su utilidad de operación en 19%. El volumen de ventas nacional creció 7.6% y el precio nacional por hectolitro aumentó 4.8%.

Coca-Cola FEMSA aumentó 4% sus ingresos totales, resultado principalmente del crecimiento alcanzado en Brasil y Centroamérica. En México se logró un importante crecimiento en volumen de ventas, pero el entorno de precios fue desfavorable principalmente en el Valle de México.

Oxxo incrementó 23% sus ingresos totales, impulsados por 152 nuevas tiendas netas y un crecimiento de 10% en las ventas-mismas-tiendas. Oxxo cuenta ahora con 4,366 tiendas en México.

El entorno favorable en la mayoría de los mercados continuó durante el segundo trimestre del 2006 sobre todo en México, por lo que nuestras operaciones de cerveza aprovecharon esta situación y lograron un gran crecimiento de volumen con precios ligeramente más fuertes que el año anterior. Continuamos abriendo Oxxos a un ritmo muy acelerado, alcanzando 700 tiendas abiertas en los últimos 12 meses al 30 de junio del 2006. Coca-Cola FEMSA logró sólidos resultados a pesar de una base de comparación difícil. Eventos como la copa mundial de fútbol, así como el período previo a las elecciones presidenciales en México, contribuyeron a incrementar la demanda por nuestros productos en este trimestre. Todo esto confirma que nuestro equipo FEMSA continúa ejecutando de forma efectiva nuestra estrategia integrada de bebidas, y que vamos por muy buen camino para lograr nuestro objetivo de sólido crecimiento para este año, comentó José Antonio Fernández Carbajal, presidente y director general de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 13.2% ascendiendo a 31,869 millones de pesos en el 2T06. Este crecimiento fue resultado del aumento en ingresos en cada uno de nuestras unidades de negocio: 23% en los ingresos de Oxxo, 10.2% en FEMSA Cerveza y 3.9% en Coca-Cola FEMSA.

Para el primer semestre del 2006, los ingresos totales de FEMSA se incrementaron 14.1% ascendiendo a 59,543 millones de pesos.

La utilidad bruta se incrementó 11.8% ascendiendo a 14,960 millones de pesos en el 2T06, resultando de la disminución de 60 puntos base en el margen bruto, alcanzando 46.9% de los ingresos totales. Esto fue resultado de la mejora en 180 puntos base en el margen bruto de FEMSA Cerveza, la cual no fue suficiente para compensar la contracción del margen bruto de 120 puntos base en Coca-Cola FEMSA, la inclusión de las operaciones de Kaiser y la mayor contribución de las operaciones de Oxxo, las cuales expandieron su margen bruto este trimestre pero tienen un margen menor al de nuestras operaciones de bebidas.

Para el primer semestre del 2006, la utilidad bruta se incrementó 13.5% ascendiendo a 27,614 millones de pesos. El margen bruto disminuyó 20 puntos base a 46.4% de los ingresos totales en comparación a los niveles del 2005, debido principalmente por la mayor contribución de Oxxo y la inclusión de las operaciones de Kaiser.

La utilidad de operación se incrementó 9.1% ascendiendo a 4,846 millones de pesos en el 2T06, resultando en una contracción de 60 puntos base en el margen de operación, alcanzando 15.2% de los ingresos. Al igual que con la utilidad bruta, esta disminución se atribuye a la mayor contribución de Oxxo, la inclusión de las operaciones de Kaiser en nuestros resultados consolidados y una disminución de 60 puntos base en el margen de operación Coca-Cola FEMSA. Esta disminución fue compensada parcialmente por una mejora de 170 puntos base en el margen de FEMSA Cerveza.

Para el primer semestre del 2006, la utilidad de operación se incrementó 11.1% ascendiendo a 8,129 millones de pesos. El margen de operación consolidado disminuyó 30 puntos base a 13.7% de los ingresos totales, en comparación a los niveles del 2005.

La utilidad neta disminuyó 1.4% a 2,219 millones de pesos en el 2T06. Lo anterior, a pesar de un fuerte crecimiento en la utilidad de operación, una disminución en los gastos financieros y una reducción en la tasa efectiva de impuestos; estos factores no lograron compensar una menor ganancia por posición monetaria debido al impacto inflacionario en nuestra menor deuda neta y una pérdida cambiaria dada la depreciación del peso mexicano contra el dólar estadounidense aplicado a nuestra deuda denominada en dólares. La tasa efectiva de impuestos para el trimestre fue de 33.0%.

Para el primer semestre del 2006, la utilidad neta se incrementó 13.6% ascendiendo a 3,878 millones de pesos resultado del fuerte crecimiento en utilidad de operación combinado, con una disminución en gastos financieros y una reducción en la tasa efectiva de impuestos.

La utilidad neta mayoritaria por Unidad FEMSA fue de 1.526 pesos en el 2T06. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 11.3973 pesos por dólar, fue de 1.339 dólares en el trimestre.

La inversión en activo fijo se incrementó 34.3% a 2,040 millones de pesos en el 2T06, reflejando principalmente el incremento de inversión en todas nuestras unidades de negocio, en línea con lo presupuestado.

Deuda neta consolidada. Al 30 de junio del 2006, FEMSA registró un saldo de efectivo de 8,680 millones de pesos (762 millones de dólares), deuda a corto plazo de 9,004 millones de pesos (790 millones de dólares) y deuda a largo plazo de 27,843 millones de pesos (2,443 millones de dólares), para un saldo de deuda neta de 28,167 millones de pesos (2,471 millones de dólares).

Refrescos Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia, del reporte trimestral publicado por FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza FEMSA Cerveza

El volumen de ventas nacional aumentó 7.6% a 7.022 millones de hectolitros en el 2T06, resultado de un entorno favorable de consumo, efectivas estrategias comerciales y compañas de mercadotecnia implementadas en nuestras marcas Tecate Light, Sol e Indio, así como también a un efecto favorable por la Semana Santa y la Copa Mundial de Fútbol.

Para el primer semestre del 2006, el volumen de ventas nacional se incrementó 5.8% a 12.536 millones de hectolitros.

El volumen de ventas de exportación disminuyó 0.5% a 0.761 millones de hectolitros en el 2T06, debido a la ligera acumulación de inventario en el mercado estadounidense durante el primer trimestre, el cual se distribuyó en los canales hasta el segundo trimestre. En los primeros seis meses del 2006, el volumen de ventas de exportación se incrementó 15.4% a 1.406 millones de hectolitros. Este resultado está de acuerdo a lo planeado y al objetivo para el 2006. En conjunto con Heineken USA, continuamos incrementando la cobertura y mercadeo para nuestras marcas en Estados Unidos.

Los ingresos totales se incrementaron 10.2% ascendiendo a 8,384 millones de pesos en el 2T06, resultado principalmente de un aumento de 10.7% en las ventas de cerveza. Al crecimiento de las ventas de cerveza contribuyeron positivamente tanto el volumen de ventas total, como el precio nacional por hectolitro, los cuales registraron crecimientos de 6.7% y 4.8%, respectivamente. El aumento de precios en el mercado nacional implementado en enero, combinado con un entorno de precios favorable, así como un incremento en nuestra distribución directa, dieron como resultado un incremento en el precio nacional por hectolitro. Por el contrario, el precio de exportación por hectolitro disminuyó 4.2% durante el 2T06, debido a la apreciación del peso en términos reales, así como al efecto geográfico y en mezcla debido a una menor base de comparación en la costa Oeste de Estados Unidos.

Para el primer semestre del 2006, los ingresos totales se incrementaron 10.3% ascendiendo a 14,858 millones de pesos, gracias al incremento de 10.3% en las ventas de cerveza. El volumen de ventas de exportación representó 10.1% del volumen de ventas total de cerveza, comparado con 9.3% en el 2005.

El costo de ventas aumentó 5.5% a 3,205 millones de pesos en el 2T06. Este incremento fue por debajo del aumento en los ingresos totales, como resultado de la mejora en la absorción de los costos fijos y las eficiencias de operación, factores que fueron más que suficientes para compensar el aumento en los precios de algunas importantes materias primas, tales como el aluminio y la energía. La utilidad bruta se incrementó 13.4% ascendiendo a 5,179 millones de pesos en el 2T06, logrando una expansión de 180 puntos base del margen bruto, alcanzando 61.8% de los ingresos totales.

Para el primer semestre del 2006, el costo de ventas aumentó 5.7% a 5,811 millones de pesos. El margen bruto creció en 170 puntos base, alcanzando 60.9% de los ingresos totales.

La utilidad de operación se incrementó 18.8% ascendiendo a 1,963 millones de pesos en el 2T06. Este aumento fue impulsado por un sólido crecimiento en los ingresos y un bajo costo de ventas, combinado con la estabilidad en los gastos de operación como porcentaje de los ingresos totales. Los gastos de operación se incrementaron 10.3% a 3,216 millones de pesos, alcanzando 38.4% de los ingresos totales en el 2T06. Las principales razones para este incremento fueron el aumento de mercadotecnia para nuestras marcas, mejoras a nuestra estructura operativa y a gastos relacionados con la integración de distribuidores independientes a nuestra red de distribución directa. Registramos una expansión de 170 puntos base del margen de operación durante el trimestre, alcanzando 23.4% de los ingresos totales.

Para el primer semestre del 2006, la utilidad de operación se incrementó 18.6% ascendiendo a 2,935 millones de pesos, alcanzando 19.8% de los ingresos totales.

Kaiser

El 13 de enero del 2006, adquirimos el control de Cervejarias Kaiser en Brasil. La información en este comunicado de prensa es para el segundo trimestre y primer semestre del 2006 de Kaiser como parte de FEMSA Cerveza.

En el 2T06, los ingresos totales de Kaiser alcanzaron 944 millones de pesos, con un volumen de ventas de 1.854 millones de hectolitros. A consecuencia de la proximidad del invierno en Brasil, los volúmenes de cerveza fueron disminuyendo con respecto al primer trimestre del año y por lo tanto la absorción de los costos fijos fue menor durante el 2T06. El costo de ventas ascendió a 590 millones de pesos, resultando en un margen bruto de 37.5% de los ingresos totales. Los gastos de operación alcanzaron 382 millones de pesos representando 40.5% de los ingresos totales, con gastos de administración de 108 millones de pesos y gastos de ventas de 274 millones de pesos. El trimestre mostró una pérdida operativa de 28 millones de pesos.

Como hemos mencionado anteriormente, nuestro enfoque es ejecutar estrategias comerciales con la finalidad de estabilizar el negocio, mientras continuamos el proceso de analizar y definir cuál será el portafolio óptimo de marcas y presentaciones para el mercado brasileño de cerveza. Estamos encaminados al logro de nuestro objetivo para el 2006.

Tiendas Oxxo FEMSA Comercio

Los ingresos totales se incrementaron 23.0% ascendiendo a 8,933 millones de pesos en el 2T06. Este aumento fue resultado principalmente de la apertura neta de 152 nuevas tiendas Oxxo en el trimestre y de un total de 706 nuevas tiendas Oxxo en los últimos doce meses para llegar a un total actualmente de 4,366 Oxxos en todo el país.

Para el primer semestre del 2006, los ingresos totales se incrementaron 20.9% ascendiendo a 16,441 millones de pesos.

Las ventas-mismas-tiendas de Oxxo se incrementaron en promedio 9.8% en el 2T06, impulsadas por incrementos de 6.3% en el tráfico por tienda y de 3.3% en el ticket promedio. Estos incrementos reflejan la efectiva actividad promocional y mejores prácticas de manejo de categorías, que están permitiendo a Oxxo atraer mayor tráfico a la tienda y a la vez lograr un ligero aumento en el ticket por transacción.

Para el primer semestre del 2006, las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 8.6%, impulsadas por incrementos de 6.4% en el tráfico por tienda y de 2.2% en el ticket promedio.

El costo de ventas se incrementó 22.5% a 6,577 millones de pesos en el 2T06, resultando en una mejora de 30 puntos base en el margen bruto, alcanzando 26.4% de los ingresos totales. Este incremento fue resultado de mejores términos de compra y esfuerzos coordinados con nuestros proveedores para ofrecer a nuestros clientes las mejores promociones y los mejores productos.

La utilidad de operación se incrementó 25.1% ascendiendo a 384 millones de pesos en el 2T06. Continuamos invirtiendo en la infraestructura de Oxxo para fortalecer nuestro sistema de negocios dado el rápido ritmo de expansión de tiendas. Por ejemplo, seguimos desarrollando nuestros sistemas de información y las capacidades para el manejo de abasto, conscientes de que esto pone presión a nuestros márgenes en el corto plazo. Aun con todo esto, se logró una expansión de 10 puntos base del margen de operación durante el trimestre, alcanzando 4.3% de los ingresos totales y reflejando una mejora como porcentaje de los ingresos totales. Adicionalmente, este trimestre el crecimiento en los gastos de operación se acentúo por aumentos de cargos por servicios corporativos e incrementos en el costo de energía eléctrica combinado con mayor consumo dada las altas temperaturas, particularmente en el Norte del país.

Para el primer semestre del 2006, la utilidad de operación se incrementó 17.2% ascendiendo a 566 millones de pesos. Esto representa un margen de operación de 3.4% de los ingresos totales, lo cual refleja una contracción de 20 puntos base en comparación a los niveles del 2005. Esta disminución es efecto del aumento en gastos relacionados con la distribución directa y la expansión de tiendas Oxxo, tales como incrementos en la compensación basada en el desempeño y la adición de personal para laborar en las tres nuevas oficinas regionales.

Declaracion de funcionarios:

Los suscritos manifestamos bajo protesta decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas.

José Antonio Fernández Carbajal
Director General

Javier Astaburuaga Sanjines
Director de Finanzas

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a)Reconocimiento de los Efectos de la Inflación:

El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de los correspondientes factores de inflación;

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición y la actualización mediante la aplicación de factores de inflación a los activos no monetarios; e

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b)Efectivo y Valores de Realización Inmediata:

El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original es menor a tres meses, valuados a valor de mercado.

c)Inventarios y Costo de Ventas:

Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección y costos de traslado entre plantas y dentro de las mismas.

d)Otros Activos Circulantes:

Los otros activos circulantes están integrados por pagos por servicios que serán recibidos en los siguientes 12 meses y por el valor de mercado de los instrumentos financieros derivados con vencimiento en el corto plazo.

Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones. Estos costos se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e)Botellas y Cajas:

Las botellas y cajas retornables se registran a su costo de adquisición y son actualizadas a su valor de reposición. Hasta diciembre del 2005 FEMSA Cerveza consideraba las botellas y cajas como parte de sus inventarios. A partir del 1ro de enero de 2006, FEMSA Cerveza reclasificó el saldo de botellas y cajas retornables a la cuenta de propiedad, planta y equipo por considerarse un activo de largo plazo.

Existen dos tipos de botellas y cajas retornables:

Aquellas que están en control de la Compañía, a las cuales nos referimos como botellas y cajas en plantas y centros de distribución; y

Aquellas que han sido entregadas a los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera, la rotura de botellas y cajas retornables en plantas y centros de distribución es registrada como un gasto en el momento en que se incurre.

Las botellas y cajas retornables de FEMSA Cerveza en el mercado están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es la propietaria. Estas botellas y cajas son controladas por personal de ventas durante sus visitas periódicas a los clientes y cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Hasta diciembre de 2004, para efectos fiscales, el costo de las botellas y cajas se deducía al momento de su compra. A partir de 2005, FEMSA Cerveza, autorizado por la autoridad correspondiente, decidió cambiar el criterio fiscal para la deducción de las botellas al considerarlo activo fijo y calcular su depreciación usando el método de línea recta a una tasa del 10%.

Las botellas y cajas retornables de Coca-Cola FEMSA en el mercado por las cuales se recibe depósito de los clientes, se presentan netas de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, y representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente. La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura en plantas y en centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de: cinco años para la botella retornable de cerveza, cuatro años para la botella de vidrio retornable de refrescos y cajas de plástico, y de un año para botellas de plástico retornable de refrescos.

f)Inversión en Acciones:

La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no se tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado si tienen un valor de mercado observable o mediante la aplicación de factores de inflación del país de origen.

g)Propiedad, Planta y Equipo:

La propiedad, planta y equipo se registra originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son estimadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos de la Compañía se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h)Otros Activos:

Los otros activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

-Método de volumen de ventas, en el cual la amortización se registra en base en la proporción del volumen vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 85% de los acuerdos de FEMSA Cerveza se amortizan bajo este método); y

-Método de línea recta, en el cual la amortización se registra durante la vida del contrato (el restante 15% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método).

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, periódicamente se compara la amortización bajo este método y la amortización que hubiera resultado del cálculo del método de línea recta, y se registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

Las mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, se amortizan en línea recta de acuerdo a la vida útil estimada del activo arrendado o al periodo establecido en el contrato, el que sea menor.

i)Activos Intangibles:

Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el periodo en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y

Costos de implementación de tecnología de información y sistemas de administración erogados en la fase de desarrollo se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de cuatro años. Las erogaciones que no cumplen con los requisitos, así como los costos de investigación, se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no están sujetos a amortización y son objeto de una evaluación periódica para determinar si existe deterioro en el valor de los activos. La Compañía cuenta principalmente con los siguientes activos intangibles de vida indefinida:

Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos a través de la compra de Panamco. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca -Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y

Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación.

Marcas registradas, derechos de administración de arrendamiento y derecho de propiedad industrial pagados por FEMSA Comercio en la adquisición de cadenas de conveniencia.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificada directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. Hasta el 31 de diciembre de 2004, el crédito mercantil se amortizaba en línea recta en un periodo no mayor a 20 años.

j)Deterioro de Activos de Larga Duración y Crédito Mercantil:

La Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima genere ese activo en el futuro, contra su valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, activos intangibles identificados y otros activos, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en las circunstancias indican que el valor de un activo, o grupo de activos, puede no ser recuperable por medio de los flujos de efectivo esperados.

Para el crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales y cada vez que existan indicios de que el valor de dicho activo excede su valor razonable.

Los ajustes por deterioro en el valor de los activos de larga duración y del crédito mercantil, se reconocen en resultados en la cuenta de otros gastos.

k)Pagos de The Coca-Cola Company:

The Coca-Cola Company participa en los programas de publicidad y promociones, así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. Los recursos recibidos por el programa de inversión en equipo de refrigeración, se registran reduciendo la inversión de la Compañía en equipo de refrigeración.

l)Obligaciones de Carácter Laboral:

Las obligaciones de carácter laboral se integran de los pasivos por plan de pensiones y jubilaciones, prima de antigüedad, servicios médicos posteriores al retiro e indemnizaciones por causa distinta de reestructuración, y se determinan a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. A partir de enero de 2005 entró en vigor el Boletín D-3 Revisado Obligaciones Laborales el cual establece el reconocimiento de un pasivo laboral por las indemnizaciones distintas a reestructuraciones, de acuerdo a cálculos actuariales basados en la experiencia de los últimos 3 años de la Compañía. Hasta el 31 de diciembre de 2004, estas indemnizaciones se reconocían en resultados en el momento en que se tomaba la decisión de despedir al personal.

Estas obligaciones se consideran partidas no monetarias, las cuales se actualizan aplicando supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra en los resultados de operación del ejercicio, y el costo de los servicios pasados se amortiza en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y 20 años en el caso de servicios médicos posteriores al retiro, ambos a partir de 1996. En el caso de indemnizaciones por causa diferente a reestructuración el tiempo de amortización es de 19 años, contados a partir de 2005.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en otros gastos, en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas.

m)Reconocimiento de los Ingresos:

Los ingresos se reconocen de acuerdo con los términos de embarque establecidos, de la siguiente manera:

Las ventas nacionales, al momento en que los productos se entregan al cliente y éste toma posesión de los productos (LAB destino). Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan.

Las ventas de exportación, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones, descuentos y la amortización de los acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía.

n)Gastos de Operación:

Los gastos de administración incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:

Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.

Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y

Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:

El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU) son registrados en resultados conforme se incurren, incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El ISR diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar la PTU diferida, se consideran únicamente las diferencias temporales que resulten en la conciliación entre la utilidad neta y la utilidad gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo (IMPAC) pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final y al inicio del ejercicio, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable, los cuales se registran en la misma cuenta del capital contable que les dió origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público (SHCP) para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye el impuesto proporcional de las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada hasta el 2004 al 60% de su participación accionaria. A partir de 2005 se elimina esta limitación por lo tanto, la Compañía podrá incluir las utilidades o pérdidas de sus subsidiarias mexicanas al 100%. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual.

p) Resultado Integral de Financiamiento:
El resultado integral de financiamiento está integrado por los siguientes conceptos:

Intereses: Los gastos y productos financieros son registrados cuando se devengan;

Fluctuación Cambiaria: Las transacciones en monedas extranjeras se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica y los saldos de financiamiento intercompañías se consideran inversiones a largo plazo; y

Resultado por Posición Monetaria: El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros Derivados:

A partir del 1° de enero de 2005, entró en vigor el Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, (C-10). De acuerdo al Boletín C-10 la Compañía valúa y registra todos los instrumentos financieros derivados y de cobertura, incluyendo ciertos instrumentos financieros derivados implícitos en otros contratos, en el balance como un activo o pasivo a valor razonable. Los cambios en el valor razonable de los instrumentos financieros derivados son registrados en resultados del ejercicio u otras partidas de la utilidad integral, dependiendo del tipo de instrumento de cobertura y de la efectividad de la cobertura.

Antes del Boletín C-10, los instrumentos contratados para fines de cobertura eran valuados usando el mismo criterio de valuación aplicado a los activos o pasivos cubiertos, y sus valores razonables eran revelados en notas a los estados financieros. Adicionalmente, los instrumentos financieros derivados contratados para fines distintos de cobertura eran valuados y registrados a valor razonable. La diferencia entre el valor inicial de los instrumentos financieros derivados y su valor razonable era registrada en el estado de resultados.

A partir de 2005, la Compañía identifica los instrumentos financieros derivados implícitos de todos sus contratos cuando los riesgos implícitos generados o cubiertos difieren en sus características económicas y riesgos, resultando en un comportamiento y características similares a los que presenta un instrumento financiero común. Estos instrumentos financieros derivados implícitos son separados del contrato principal y valuados de forma independiente.

r) Otras Partidas de la Utilidad Integral:

El resultado acumulado por tenencia de activos no monetarios representa la suma de las diferencias entre el valor en libros y los valores actualizados que se determinan al aplicar el factor inflacionario a los activos no monetarios tales como inventarios y activo fijo, y su efecto en el estado de resultados cuando estos son consumidos o depreciados, neto del efecto correspondiente a impuestos diferidos.

s) Provisiones:

La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación que probablemente resultará en la utilización de recursos económicos, siempre que se pueda estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

t)Aportaciones al Capital de Subsidiarias:

La Compañía reconoce la emisión de acciones de las subsidiarias como una transacción de capital, en la cual la diferencia entre el valor en libros de las acciones y el monto aportado por el minoritario o un tercero, se registra como una prima en suscripción de acciones.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	100.00
COMPAÑIA INTERNACIONAL DE BEBIDAS, S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00
FEMSA LOGISTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00
GRUPO INMOBILIARIO SAN AGUSTIN	TENEDORA DE ACCIONES	198,445,862	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
IEQSA	EMBOTELLADO	98,232	33.68	59,692	149,855
CICAN	EMBOTELLADO	9,620	48.10	36,154	36,977
BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	64,208
KSP	BEBIDAS	226,647	12.14	78,747	92,825
INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.	RECICLAJE	84,350	35.00	84,350	82,791
CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE C	DISTRIBUCION DE BEBIDAS	26,000	26.00	26,000	20,596
OTRAS ASOCIADAS (4) (NO DE ASOC.:)		2	1.00	0	348,912
TOTAL DE INVERSIONES EN ASOCIADAS				315,291	796,164
OTRAS INVERSIONES PERMANENTES					0
TOTAL				315,291	796,164

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL - INTERVALO DE TIEMPO						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA - INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
BANAMEX	19/11/2012	11.08	0	0	50,000	70,000	100,000	280,000						
BANAMEX	30/04/2007	7.23	12,993	0	0	0	0	0						
BANAMEX	19/11/2012	10.79	0	0	50,000	70,000	100,000	280,000						
BANAMEX	19/11/2012	9.94	0	0	100,000	140,000	200,000	560,000						
BANAMEX	19/11/2012	10.83	25,000	0	25,000	70,000	100,000	280,000						
BANAMEX	31/08/2010	9.85	0	0	0	0	1,640,068	0						
BANCOMER	29/06/2012	9.79	0	0	0	0	0	1,000,000						
BANCOMER	28/04/2011	8.97	0	0	0	0	0	1,762,500						
BANCOMER	20/08/2009	10.30	0	0	0	1,155,000	0	0						
BANCOMER	29/06/2012	9.41	0	0	0	0	0	636,148						
BANCOMER	31/08/2010	9.30	0	0	0	0	71,931	0						
CITIBANK	05/08/2015	9.87	0	0	0	0	0	500,000						
HSBC	16/12/2011	10.57	0	0	0	0	216,667	433,333						
HSBC	08/07/2015	9.73	0	0	0	0	0	500,000						
SANTANDER	28/02/2011	6.98	40,548	0	7,071	19,048	19,048	4,762						
SANTANDER	03/04/2006	2.43	125,000	0	0	0	0	0						
SANTANDER SERFIN	15/04/2015	9.90	0	0	0	0	0	600,000						
SANTANDER SERFIN	15/04/2015	9.98	0	0	0	0	0	1,000,000						
SCOTIA BANK INVERLAT	27/09/2010	10.72	0	0	0	0	1,405,000	0						
SCOTIA BANK INVERLAT	31/10/2006	7.77	80,000	0	0	0	0	0						
SCOTIA BANK INVERLAT	31/07/2008	7.77	48,000	0	24,000	0	0	0						
SCOTIA BANK INVERLAT	23/08/2012	10.06	0	0	0	0	0	550,000						
BANAMEX	26/10/2006	5.29							165,261	0	0	0	0	0
BANAMEX	26/10/2006	5.58							5,699	0	0	0	0	0
Bank of Tokio	26/10/2012	5.46							0	0	0	0	0	284,933
BARCLAYS	30/06/2012	5.85							0	0	0	0	0	284,933
BAYERISHE	15/12/2006	5.62							1,739	0	0	0	0	0
BAYERISHE	15/05/2007	5.48							637	0	636	0	0	0
BAYERISHE	30/11/2008	5.72							3,572	0	14,286	0	0	0
BAYERISHE	31/07/2006	5.29							423	0	0	0	0	0
BAYERISHE	30/01/2007	5.28							502	0	502	0	0	0
BAYERISHE	28/09/2006	5.59							927	0	0	0	0	0
BAYERISHE	30/04/2007	5.76							739	0	739	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BAYERISHE	02/08/2007	5.19							2,669	0	5,338	0	0	0
BAYERISHE	30/04/2007	5.66							1,267	0	1,267	0	0	0
BAYERISHE	31/01/2008	5.19							981	0	2,943	0	0	0
BAYERISHE	29/05/2013	5.69							40,571	0	32,716	29,315	29,315	73,287
BAYERISHE	16/10/2006	5.42							737	0	0	0	0	0
BAYERISHE	30/06/2010	3.44							54,784	0	46,772	40,622	20,311	0
BAYERISHE	30/06/2009	3.27							14,161	0	56,645	14,161	0	0
BAYERISHE	27/10/2012	5.46							0	0	0	0	284,933	0
BRADESCO	01/03/2007	5.61							535,435	0	0	0	0	0
CAJA MADRID	27/05/2009	5.84							0	0	0	170,960	0	0
Calyon	15/01/2012	5.67							0	0	0	0	0	170,960
CITIBANK	09/06/2006	5.94							334,628	0	0	0	0	0
CITIBANK	16/12/2006	10.00							63,613	0	0	0	0	0
CITIBANK	16/12/2006	10.00							110,833	0	0	0	0	0
CITIBANK	01/11/2006	8.95							2,279,460	0	0	0	0	0
CITIBANK	16/12/2006	10.50							169,944	0	0	0	0	0
GE CAPITAL	26/10/2008	9.44							7,678	0	5,666	0	0	0
ITAU	15/12/2006	5.83							176,364	0	0	0	0	0
JP MORGAN	01/07/2009	7.25							0	0	0	3,387,830	0	0
KOF ARGENTINA	16/12/2006	10.75							92,361	0	0	0	0	0
KOF ARGENTINA	16/12/2006	10.50							83,125	0	0	0	0	0
KOF ARGENTINA	16/12/2006	9.25							64,652	0	0	0	0	0
KOF COLOMBIA	16/08/2006	7.90							194,780	0	0	0	0	0
KOF COLOMBIA	09/08/2007	8.92							0	0	148,249	0	0	0
KOF VENEZUELA	29/12/2006	11.00							168,574	0	0	0	0	0
KOF VENEZUELA	16/12/2006	12.00							148,430	0	0	0	0	0
SANTANDER	07/10/2010	5.31							890	0	3,558	1,779	1,779	0
STANDARD CHARTERED BANK	27/05/2012	5.62							0	0	0	0	0	341,919
UNIBANCO	17/04/2006	5.85							295,974	0	0	0	0	0
WASHOVIA	15/01/2012	5.45							0	0	0	0	0	569,865
BANCO DE BRASIL	16/02/2007	15.94							161,074	0	0	0	0	0
BNB	15/12/2008	6.80							7,718	0	30,872	0	0	0
BRADESCO	15/12/2006	16.09							105,321	0	0	0	0	0
BRADESCO	15/12/2008	12.70							7,275	0	5,412	517	0	0
ITAU	15/06/2007	16.98							19,754	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
ITAU	15/09/2006	12.15							602	0	0	0	0	0
UNIBANCO	15/12/2008	12.58							27,610	0	6,496	0	0	0
VOTORANTI	15/06/2009	12.35							2,821	0	1,881	746	0	0
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			331,541	0	256,071	1,524,048	3,852,714	8,386,743	5,353,585	0	363,978	3,645,930	336,338	1,725,897

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
BANAMEX	03/07/2008	10.08	0	0	1,250,000	0	0	0						
BANAMEX	02/07/2009	10.35	0	0	0	1,250,000	0	0						
SCOTIA BANK INVERLAT	10/07/2009	9.90	0	0	0	500,000	0	0						
SCOTIA BANK INVERLAT	13/11/2006	8.65	1,413,645	0	0	0	0	0						
SCOTIA BANK INVERLAT	20/04/2007	8.37	1,905,585	0	0	0	0	0						
SCOTIA BANK INVERLAT	11/07/2008	8.92	0	0	2,500,000	0	0	0						
SCOTIA BANK INVERLAT	16/04/2010	10.40	0	0	0	0	1,000,000	0						
SCOTIA BANK INVERLAT	18/04/2008	9.24	0	0	1,250,000	0	0	0						
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			3,319,230	0	5,000,000	1,750,000	1,000,000	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES VARIOS	31/12/2006	0.00	6,333,032	0	0	0	0	0						
PROVEEDORES VARIOS	31/12/2006	0.00							3,127,726	0	0	0	0	0
TOTAL PROVEEDORES			6,333,032	0	0	0	0	0	3,127,726	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
OTROS PASIVOS	31/12/2006	0.00	2,606,402	0	0	0	0	0						
OTROS PASIVOS	31/12/2006	0.00							1,669,870	0	0	0	0	0
TOTAL GENERAL			12,590,205	0	5,256,071	3,274,048	4,852,714	8,386,743	10,151,181	0	363,978	3,645,930	336,338	1,725,897

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	226,501	2,581,503	565,547	6,445,710	9,027,213
PASIVO	889,872	10,142,142	1,396,050	15,911,201	26,053,343
CORTO PLAZO	185,032	2,108,868	832,916	9,492,990	11,601,858
LARGO PLAZO	704,840	8,033,274	563,134	6,418,211	14,451,485
SALDO NETO	(663,371)	(7,560,639)	(830,503)	(9,465,491)	(17,026,130)

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 2 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	16,497,742	46,992,496	30,494,754	0.59	(178,825)
FEBRERO	17,937,633	46,811,112	28,873,479	0.15	(44,178)
MARZO	14,775,582	46,447,089	31,671,507	0.13	(39,737)
ABRIL	19,856,919	47,620,039	27,763,120	0.15	(40,709)
MAYO	16,619,136	48,519,715	31,900,579	(0.45)	142,018
JUNIO	14,464,857	48,007,941	33,543,084	0.09	(28,968)
ACTUALIZACIÓN				0.00	276
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(24,327)
OTROS				0.00	0
TOTAL					(214,450)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

La Compañía tiene financiamientos con diferentes instituciones, las cuales estipulan diferentes restricciones y condiciones que consisten principalmente en niveles máximos de capitalización y apalancamiento, capital contable mínimo consolidado y razones de cobertura de deuda e intereses. A la fecha de emisión de los presentes estados financieros consolidado, la Compañía cumple con todas las restricciones y condiciones establecidas en sus contratos de financiamiento.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 2 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
FEMSA CERVEZA		0	0.00
CERVEZA	PRODUCCION DE CERVEZA	33,696	82.00
HERMETAPAS	MANUFACTURA DE HERMETAPAS	18,000	94.00
TAPA ECOLOGICA	MANUFACTURA DE TAPAS METALICAS	4,300	100.00
LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,500	99.00
BOTELLAS DE VIDRIO	FABRICACION DE BOTELLAS DE VIDRIO	1,300	90.00
COCA-COLA FEMSA		0	0.00
MEXICO	ELABORACION, EMBOTELLADO Y	1,452	70.00
GUATEMALA	ELABORACION, EMBOTELLADO Y	31	75.00
NICARAGUA	ELABORACION, EMBOTELLADO Y	58	50.00
COSTA RICA	ELABORACION, EMBOTELLADO Y	60	54.00
PANAMA	ELABORACION, EMBOTELLADO Y	54	37.00
COLOMBIA	ELABORACION, EMBOTELLADO Y	310	55.00
VENEZUELA	ELABORACION, EMBOTELLADO Y	293	57.00
BRASIL	ELABORACION, EMBOTELLADO Y	441	58.00
ARGENTINA	ELABORACION, EMBOTELLADO Y	189	80.00
FEMSA EMPAQUES		0	0.00
GRAFO-REGIA	PRODUCCION DE ETIQUETAS Y	14	68.00
VENDO	FABRICA DE REFRIGERADORES	180	93.00

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
COCA COLA FEMSA	0	0	0.0		
BEBIDAS EMBOTELLADAS	535,264	14,610,028	0.0	COCA-COLA,	CONSUMIDOR FINAL
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	SPRITE,LIFT,CIEL	
	0	0	0.0	DELAWARE PUNCH,FANTA	
	0	0	0.0	SENZAO, BEAT	
	0	0	0.0	NESTEA, SPRITE CERO	
	0	0	0.0	FRESCA, CIEL MINERAL	
	0	0	0.0	POWERADE	
	0	0	0.0	MICKEY AVENTURAS	
	0	0	0.0	DASANI, CIEL AQUARIU	
FEMSA CERVEZA	0	0	0.0		
CERVEZA	12,536	11,885,188	0.0	TECATE	CONSUMIDOR FINAL
	0	0	0.0	TECATE LIGHT,SOL	
	0	0	0.0	CARTA BLANCA	
	0	0	0.0	SUPERIOR	
	0	0	0.0	DOS EQUIS LAGER	
	0	0	0.0	DOS EQUIS, INDIO	
	0	0	0.0	BOHEMIA	
FEMSA COMERCIO	0	0	0.0		
VENTAS AL DETALLE	0	16,440,881	0.0		CONSUMIDORES
	0	0	0.0		
OTRAS VENTAS	0	85,534	0.0		
EXTRANJERAS					
BEBIDAS EMBOTELLADAS	436,291	12,437,944	0.0	COCA-COLA, COCA-COLA	CONSUMIDOR FINAL
	0	0	0.0	FRESCA. AGUA NATURAL	
	0	0	0.0	KIST, AGUA NAYA	
	0	0	0.0	ALPINA, BAVARIA	
	0	0	0.0	BLACK FIRE	
	0	0	0.0	CANADA DRY, CHINOTTO	
	0	0	0.0	GINGER ALE, HI-C	
	0	0	0.0	HIT COLA, JUIZ, KUAT	
	0	0	0.0	AGUA CLUB K	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0	CEPITA, CARIOCA,	
	0	0	0.0	FANTA, DASANI	
CERVEZA	5,304	3,312,001	0.0	TECATE, DOS EQUIS	CONSUMIDORES Y
	0	0	0.0	SOL, BOHEMIA	DETALLISTAS
	0	0	0.0	CARTA BLANCA	
LATA BEBIDAS	195,391	143,351	0.0	FAMOSA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
	0	0	0.0		FLORIDA ICE/FARM
	0	0	0.0		LOS PORTALES
	0	0	0.0		COCA COLA PANAMA
	0	0	0.0		KERN BEVERAGES
	0	0	0.0		CERVECERIA LA NACION
	0	0	0.0		KERN DE GUATEMALA
	0	0	0.0		LOS PORTALES/KERN DE
	0	0	0.0		GUATEMALA
HERMETAPA	5,135,664	292,938	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS, LABATT
	0	0	0.0		PENS, MILLER,
	0	0	0.0		PREMIERE BEVERAGES
	0	0	0.0		(IBC) MOTTS
	0	0	0.0		CARIBBEAN DEVELOPMEN
	0	0	0.0		LION BREWERY INC
	0	0	0.0		SIERRA NEVADA BREWIN
	0	0	0.0		FX MATT BREWING
	0	0	0.0		THE BOSTON BEER BREW
	0	0	0.0		SNAPPLE BEVERAGE
	0	0	0.0		GROUP
	0	0	0.0		(STEWARDS BEVERAGES)
	0	0	0.0		MALTA INDIA,
	0	0	0.0		CERV INDIA, UNITED
	0	0	0.0		DISTILERS (DIAGEO)
	0	0	0.0		LEADING EDGE, G3
	0	0	0.0		ENTERPRISE
	0	0	0.0		ANCHOR BREWING

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0		LATROBE BREWING CO
	0	0	0.0		LOS PORTALES
	0	0	0.0		KERN DE GUATEMALA
TAPA ECOLOGICA	183,309	40,794	0.0	FAMOSA	INTERCER, CARIBBEAN
	0	0	0.0		BOTTLERS,LOS PORTALE
FLEXIBLES (TONS)	516	25,428	0.0	GRAFO REGIA	COLGATE PALMOLIVE
	0	0	0.0		KELLOG
BOTELLAS	11,081	12,843	0.0	SIVESA	INTERCER, BUCANERO
	0	0	0.0		CARIBBEAN BOTTLERS
OTRAS VENTAS	0	256,420	0.0		
	0	0	0.0		
TOTAL		59,543,350			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
FEMSA CERVEZA	0	0			
CERVEZA	1,406	1,399,001	77 PAISES	TECATE, DOS EQUIS	CONSUMIDORES
	0	0		SOL, BOHEMIA	Y DETALLISTAS
	0	0		CARTA BLANCA	
FEMSA EMPAQUES	0	0			
LATA BEBIDAS	195,392	143,350	COSTA RICA/ CARIBE/	FAMOSA	INTERCER, BUCANERO
	0	0	GUATEMALA		CARIBBEAN BOTTLERS
	0	0			FLORIDA ICE/FARM
	0	0			(CERV COSTA RICA)
	0	0			LOS PORTALES
	0	0			COCA COLA PANAMÁ
	0	0			KERN BEVERAGES
	0	0			CERVERIA LA NACIONAL
	0	0			KERN DE GUATEMALA
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
HERMETAPA	5,135,664	292,938	USA/TRIN Y TOBAGO	FAMOSA	INTERCER, CARIBBEAN
	0	0	CARIBE		BOTTLERS
	0	0			LABATT PENS, MILLER
	0	0			PREMIERE BEVERAGES
	0	0			(IBC)MOTTS CARIBBEAN
	0	0			DEVELOPMENT CO, LION
	0	0			BREWERY, INC, SIERRA
	0	0			NEVADA BREWING,
	0	0			FX MATT BREWING
	0	0			THE BOSTON BEER BREW
	0	0			SNAPPLE BEVERAGE
	0	0			GROUP (STEWARDS BEVE
	0	0			RAGES) MALTA INDIA
	0	0			CERV INDIA, UNITED
	0	0			DISTILERS (DIAGEO)
	0	0			LEADING EDGE, G3
	0	0			ENTERPRISE ANCHOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			BREWING, LATROBE
	0	0			BREWING CO,
	0	0			LOS PORTALES
	0	0			KERN DE GUATEMALA
TAPA ECOLOGICA	183,309	40,794	CARIBE	FAMOSA	INTERCER, CARIBBEAN
	0	0			BOTTLERS, LOS PORTAL
	0	0			BUCANEROS,
	0	0			KERN BEVERAGES
FLEXIBLES (TONS)	516	25,428	CENTROAMERICA	GRAFO	COLGATE PALMOLIVE
	0	0			KELLOG
BOTELLAS	11,081	12,843	CARIBE	SISA	INTERCER, CARIBBEAN
	0	0			BOTTLERS
OTRAS VENTAS	0	256,420			
SUBSIDIARIAS EN EL EXTRANJERO					
COCA-COLA FEMSA	0	0			
CENTROAMERICA	57,945	2,047,303		COCA-COLA, COCA-COLA	
COLOMBIA	87,362	2,185,537		AGUA NATURAL, KIST	
VENEZUELA	85,174	2,902,839		AGUA NAYA, ALPINA	
BRASIL	127,999	3,799,086		BAVARIA, BLACK FIRE	
ARGENTINA	77,811	1,503,179		CANADA DRY. CHINOTTO	
	0	0		GINGER ALE, HI-C	
	0	0		HIT COLA, JUIZ	
	0	0		KUAT,	
	0	0		CEPITA, CARIOCA	
	0	0		FANTA, AGUA CLUB K	
	0	0		DASANI, FRESCA	
FEMSA CERVEZA	0	0			
BRASIL	3,898	1,913,000		KAISER	CONSUMIDORES Y
	0	0		BAVARIA	DETALLISTAS
	0	0		BRAVARA	
	0	0		HEINEKEN	
	0	0		SANTA CERVA	
	0	0		PALMA LOUCA, SOL	
	0	0		SUMMER DRAFT, XINGU	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 2 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0			
TOTAL		16,521,718			

OBSERVACIONES

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	600,000,000	2,482,140,090	0	2,482,140,090	300,000	2,681,855
D	0.0000	0	0	2,881,570,360	0	2,881,570,360	0	0
TOTAL			600,000,000	5,363,710,450	0	5,363,710,450	300,000	2,681,855

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,963,710,450

OBSERVACIONES

Incorporacion de subsidiarias en el extranjero.

Los registros contables de las subsidiarias en el extranjero se preparan en la moneda local del país de origen y de acuerdo con los principios contables aplicables para cada país. Para efectos de incorporar los estados de situación financiera individuales de cada subsidiaria extranjera en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio de cierre a la fecha del último estado de situación financiera presentado.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable formando parte de la utilidad neta integral.

El tratamiento contable del costo integral de financiamiento cuando la Compañía designa la inversión neta de adquisición en una subsidiaria en el extranjero como cobertura económica de la misma adquisición, es el siguiente:

La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento; y

El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte del resultado por posición monetaria no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

A la fecha de los presentes estados financieros la Compañía no tiene designada ninguna inversión como cobertura económica.

Para efectos del cálculo de la posición monetaria y fluctuación cambiaria de las subsidiarias en el extranjero, los saldos de financiamiento intercompañías se consideran inversiones a largo plazo, por lo que el resultado por posición monetaria y la fluctuación generados por dichos saldos, se registran en la cuenta de resultado acumulado por conversión, en el capital contable como parte de la utilidad neta integral. Los saldos de financiamiento intercompañías se consideran inversiones de largo plazo dado que no se planea su pago en el corto plazo.

NO APLICA

NOTAS A LOS ESTADOS FINANCIEROS

s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE JUNIO DEL 2006 QUE FUE DE 11.3973 PESOS POR DÓLAR.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 12,437,944 Y PS. 11,358,608 EN EL 2006 Y 2005, RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 6,190,127 Y PS. 5,674,983 EN EL SEGUNDO TRIMESTRE DEL 2006 Y 2005, RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE JUNIO DEL 2006 QUE FUE DE 11.3973 PESOS POR DÓLAR.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA BOLETIN B -12 DE LOS PCGA, NO SE INCLUYEN LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL EN TRABAJO POR PS. 106,860 Y PS. 120,045 ACUMULADOS A JUNIO DEL 2006 Y 2005, RESPECTIVAMENTE.
r45: REPRESENTA LA UTILIDAD (PERDIDA) EN VALUACIÓN DE INSTRUMENTOS FINANCIEROS Y DERIVADOS DE NO COBERTURA.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2006

Fomento Económico Mexicano, S.A. de C.V.

By: ______________________

Name: Javier Astaburuaga Sanjines

Title: Chief Financial Officer